Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-292085

PROSPECTUS SUPPLEMENT NO. 1

To Prospectus dated February 10, 2026

AIM IMMUNOTECH INC.

Subscription Rights to Purchase Up to 12,000 Units

Consisting of an Aggregate of Up to 12,000 Shares of Series G Convertible Preferred Stock

and Warrants to Purchase Up to an Aggregate of 24,000,000 Shares of Common Stock

at a Subscription Price of $1,000 Per Unit and

Up to 12,000,000 Shares of Common Stock Issuable upon the Conversion of

Series G Convertible Preferred Stock Included in the Units and

Up to 24,000,000 Shares of Common Stock Issuable upon the Exercise of

Warrants Included in the Units

This Prospectus Supplement No. 1, or the Prospectus Supplement, amends and supplements the Prospectus dated February 10, 2026, or the Prospectus, which forms a part of our Registration Statement on Form S-1 (Registration No. 333-292085). This Prospectus Supplement is being filed to amend and supplement certain information included in the Prospectus to reflect amendments to the expiration date of the Rights Offering, the conversion price of the Preferred Stock, the exercise price of the Warrants, and the number of common stock purchase warrants offered in the Rights Offering. As a result of these modifications, all references in the Prospectus to the following are hereby amended as follows:

●	the expiration date of the Rights Offering is March 3, 2026
●	the conversion price of the Preferred Stock is equal to $1.00;
●	the number of the Warrants offered per Unit is equal to 2,000; and
●	the Warrant exercise price is equal to $1.00 per share.

This Prospectus Supplement should be read in conjunction with and is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement explicitly supersedes the information contained in the Prospectus. You should read this Prospectus Supplement, the Prospectus, and any applicable prospectus supplement and the information incorporated by reference in the Prospectus before making an investment in the securities of AIM ImmunoTech Inc. Please read “Where You Can Find Additional Information” on page 8 of the Prospectus for more information.

Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 15 of the Prospectus. You should carefully consider these risk factors, as well as the information contained in the Prospectus, before you invest.

We have not authorized anyone to provide you with any information or to make any representation, other than those contained in this Prospectus Supplement, the Prospectus or any free writing prospectus we have prepared. We take no responsibility for, and provide no assurance as to the reliability of, any other information that others may give you. This Prospectus Supplement and the Prospectus is an offer to sell only the Units offered hereby, and only in circumstances and in jurisdictions where it is lawful to so do.

For investors outside the United States: Neither we nor the dealer-manager has done anything that would permit this offering or possession or distribution of this Prospectus Supplement and the Prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this Prospectus Supplement and the Prospectus must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this Prospectus Supplement and the Prospectus outside the United States.

Dealer-Manager

Maxim Group LLC

The date of this Prospectus Supplement is February 27, 2026

This Prospectus Supplement amends and supplements the Prospectus to reflect the determination of the conversion price of the Preferred Stock as $1.00 and to make related changes. All references in the Prospectus to the Conversion Price of $1.20 per share are hereby amended to refer to the Conversion Price of $1.00 per share. All references to the 19,992,000 Warrants are hereby amended to reflect the 24,000,000 Class G Common Stock Purchase Warrants offered hereby to purchase up to 24,000,000 shares of common stock. All references to the Warrant exercise price of $1.20 per share are hereby amended to $1.00 per share.

The sections of the Prospectus entitled “Summary of the Rights Offering,” and “Dilution” are hereby supplemented by the following new “Summary of the Rights Offering” and “Dilution” sections (which reflect the changes to the conversion price of the Preferred Stock and the exercise price of the Warrants).

This Prospectus Supplement should be read in conjunction with and is qualified by reference to the Prospectus, except to the extent that the information provided by this Prospectus Supplement supersedes the information contained in the Prospectus.

Summary of the Rights Offering

Securities to be Offered	We are distributing to you, at no charge, one non-transferable Subscription Right to purchase one Unit for every share of our common stock (or share of common stock issuable upon exercise of the Participating Securities) that you owned on the Record Date. Each Unit consists of one share of our Preferred Stock and 2,000 Warrants. The Units will separate upon the closing of the Rights Offering and the Preferred Stock and Warrants will be issued separately, however, they may only be purchased as a Unit, and the Unit will not trade as a separate security.

Size of Offering	12,000 Units.

Subscription Price	$1,000 per Unit.

Series G Convertible Preferred Stock	Each share of Preferred Stock will be convertible, at the option of the holder at any time, into the number of shares of our common stock determined by dividing the $1,000 stated value per share of the Preferred Stock by a conversion price of $1.00 per share.

Warrants	Each Warrant entitles the holder to purchase one share of our common stock at an exercise price of $1.00 per share. The Warrants will be exercisable for cash, or, solely during any period when a registration statement for the exercise of the Warrants is not in effect, on a cashless basis, at any time and from time to time after the date of issuance.

Record Date	5:00 p.m., Eastern Time, February 10, 2026.

Basic Subscription Rights	Your Basic Subscription Right will entitle you to purchase one Unit at the Subscription Price. You may exercise your Basic Subscription Right for some or all of your Subscription Rights, or you may choose not to exercise your Subscription Rights. If you choose to exercise your Subscription Rights, there is no minimum number of Units you must purchase. We are distributing Basic Subscription Rights to purchase an aggregate of 15,097,271 Units (which takes into account the outstanding shares of 4,220,509 as of February 20, 2026), but are only selling 12,000 Units in the Rights Offering. In the event that the Rights Offering is over-subscribed, rights holders will be entitled to their pro rata portion of the Units.

Over-Subscription Privilege	If you exercise your Basic Subscription Rights in full, you may also choose to exercise an over-subscription privilege to purchase a portion of any Units that are not purchased by our other common stockholder or Participating Securities holders through the exercise of their Basic Subscription Rights, subject to proration and stock ownership limitations described elsewhere in this Prospectus. The subscription agent will return any excess payments by mail without interest or deduction promptly after expiration of the subscription period.

Expiration Date	The Subscription Rights will expire at 5:00 p.m., Eastern Time, on March 3, 2026.

Procedure for Exercising Subscription Rights

To exercise your Subscription Rights, you must take the following steps:

If you are a record holder, as of the Record Date, of our common stock or Participating Securities, you must deliver payment and a properly completed Rights Certificate to the subscription agent to be received before 5:00 p.m., Eastern Time, on March 3, 2026. You may deliver the documents and payments by first class mail or courier service. If you use first class mail for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

If as of the Record Date you are a beneficial owner of shares of common stock or Participating Securities that are registered in the name of a broker, dealer, bank or other nominee, you should instruct your broker, dealer, bank or other nominee to exercise your Subscription Rights on your behalf. Please follow the instructions of your nominee, who may require that you meet a deadline earlier than 5:00 p.m., Eastern Time, on March 3, 2026.

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Payment Adjustments	If you send a payment that is insufficient to purchase the number of Units requested, or if the number of Units requested is not specified in the Rights Certificate, the payment received will be applied to exercise Subscription Rights to the extent of the payment. If the payment exceeds the amount necessary for the full exercise of your Subscription Rights, including any over-subscription privilege exercised and permitted, the excess will be returned to you promptly in cash. You will not receive interest or a deduction on any payments refunded to you under the Rights Offering.

Delivery of Shares and Warrants	As soon as practicable after the expiration of the Rights Offering, we expect to close on subscriptions and for the subscription agent to arrange for the issuance of the shares of Preferred Stock and Warrants purchased pursuant to the Rights Offering. All shares and Warrants that are purchased in the Rights Offering will be issued in book-entry, or uncertificated, form meaning that you will receive a direct registration, or DRS, account statement from our transfer agent as it relates to the Preferred Stock and the Warrants reflecting ownership of these securities if you are a holder of record. If you hold your shares or Participating Securities in the name of a bank, broker, dealer, or other nominee, DTC will credit your account with your nominee with the securities you purchased in the Rights Offering.

Non-transferability of Subscription Rights	The Subscription Rights may not be sold, transferred, assigned or given away to anyone. The Subscription Rights will not be listed for trading on any stock exchange or market.

Transferability of Warrants	The Warrants will be separately transferable following their issuance and through their expiration five years from the date of issuance.

No Board Recommendation	Our board of directors is not making a recommendation regarding your exercise of the Subscription Rights. You are urged to make your decision to invest based on your own assessment of our business and financial condition, our prospects for the future, the terms of the Rights Offering, the information in this Prospectus and other information relevant to your circumstances. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our securities.

No Revocation	Except as described below, all exercises of Subscription Rights are irrevocable, even if you later learn of information that you consider to be unfavorable to the exercise of your Subscription Rights.

Use of Proceeds

Assuming the exercise of Subscription Rights to purchase all Units of the Rights Offering, after deducting fees and expenses payable to the dealer-manager, before deducting other estimated expenses payable by us and excluding any proceeds received upon exercise of any Warrants, we estimate the net proceeds of the Rights Offering will be approximately $10.65 million. However, this Rights Offering is being conducted on a best efforts basis with no minimum number of exercised Subscription Rights or amount of proceeds as a condition to closing and with no back-stop to ensure that the Company receives a minimum amount of cash proceeds. Accordingly, the net proceeds, if any, that we may receive as a result of the exercise of Subscription Rights may be substantially less than as described above. We intend to use the net proceeds from the exercise of subscriptions for general corporate purposes – including clinical trial expenses and manufacturing expenses associated with prospective Phase 2/3 pancreatic cancer clinical trials – and allocate a portion of the net proceeds to repay, according to their terms, certain existing debt obligations. See “Use of Proceeds.”

Material U.S. Federal Income Tax Consequences	For U.S. federal income tax purposes, we do not believe you should recognize income or loss upon receipt or exercise of a Subscription Right, but the receipt and exercise of the Subscription Rights is unclear in certain respects. You should consult your own tax advisor as to the tax consequences of the Rights Offering considering your particular circumstances. See “Material U.S. Federal Income Tax Consequences.”

Extension, Amendment and Termination

Although we do not presently intend to do so, we may extend the Rights Offering for additional time in our sole discretion for any reason for up to an additional 60 days. For example, we may decide that changes in the market price of our common stock warrant an extension, or we may decide that the degree of stockholder participation in the Rights Offering is less than the level we desire. In the event that we decide to extend the Rights Offering and you have already exercised your Subscription Rights, your subscription payment will remain with the subscription agent until such time as the Rights Offering closes or is terminated. We also reserve the right to amend or modify the terms of the Rights Offering, as appropriate. Our board of directors may for any reason terminate the Rights Offering at any time before the expiration of the Rights Offering. In the event that the Rights Offering is cancelled, all subscription payments received by the subscription agent will be returned, without interest or deduction, as soon as practicable.

If we should make any fundamental changes to the terms set forth in this Prospectus, we will (i) file a post-effective amendment to the registration statement of which this Prospectus forms a part, (ii) offer potential purchasers who have subscribed for rights the opportunity to cancel such subscriptions and issue a refund of any money advanced by such stockholder or eligible warrant holder, and (iii) recirculate an updated prospectus after the post-effective amendment is declared effective with the SEC.

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Subscription Agent	Broadridge Corporate Issuer Solutions, LLC

Information Agent	Broadridge Corporate Issuer Solutions, LLC

Warrant Agent	Equiniti Trust Company, LLC, or EQ

Questions

If you have any questions about the Rights Offering, please contact the information agent, Broadridge, toll free at (855) 793-5068, by mail at Broadridge Corporate Issuer Solutions LLC.

If using UPS, FedEx or Courier

Broadridge, Inc.

Attn: BCIS IWS

51 Mercedes Way

Edgewood, NY 11717

If using a USPS Service:

Broadridge, Inc.

Attn: BCIS Re-Organization Department

P.O. Box 1342

Brentwood, NY 11717-0718

or by email at Shareholder@Broadridge.com

Market for Common Stock	Our common stock is listed on the NYSE American under the symbol “AIM.”

Market for Series G Preferred Stock	There is no established public trading market for the Series G Preferred Stock, and we do not expect that a market will develop. In addition, we do not intend to apply for listing of the Series G Preferred Stock on any securities exchange or recognized trading system.

Market for Warrants	There is no established public trading market for the Warrants, and we do not expect that a market will develop. In addition, we do not intend to apply for listing of the Warrants on any securities exchange or recognized trading system.

Dealer-manager	Maxim Group LLC will act as dealer-manager for the Rights Offering.

Participating Securities	The Participating Securities consist of Class A, Class B, Class C, Class D, Class E, Class F warrants, and participating warrants issued to Maxim, as well as certain additional options consisting of options issued to officers, directors, employees and consultants.

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DILUTION

Purchasers of Units in the Rights Offering will experience an immediate dilution of the net tangible book value per share of our common stock. Our net tangible book value as of September 30, 2025 was approximately negative $8,117,686, or negative $2.94 per share of our common stock (based upon 2,764,188 shares of our common stock outstanding on September 30, 2025). Net tangible book value per share is equal to our total tangible assets less our total liabilities, divided by the number of shares of our outstanding common stock.

Dilution per share of common stock equals the difference between the amount paid by purchasers of Units in the Rights Offering (ascribing no value to the Warrants or Preferred Stock contained in the Units) and the net tangible book value per share of our common stock immediately after the Rights Offering.

Based on the sale by us in this Rights Offering of a maximum of Units at the Subscription Price of $1,000 per Unit (assuming no conversion of the Preferred Stock and no exercise of the Warrants), and after deducting estimated offering expenses and dealer-manager fees and expenses payable by us, our pro forma net tangible book value as of September 30, 2025 would have been approximately $2,530,396, or $0.20 per share. This represents an immediate increase in pro forma net tangible book value to existing stockholders of $3.14 per share and an immediate dilution to purchasers in the Rights Offering of $1.00 per share. The following table illustrates this per-share dilution:

Subscription Price	$1,000.00
Net tangible book value per share as of September 30, 2025	$(2.94)
Increase in net tangible book value per share attributable to Rights Offering	$3.14
Pro forma net tangible book value per share as of September 30, 2025, after giving effect to Rights Offering	$0.20
Dilution in net tangible book value per share to purchasers in the Rights Offering	$1.00

The information above is as of September 30, 2025 and excludes:

●

1,175 shares of our common stock issuable upon exercise of outstanding options granted under our 2009 equity incentive plan at a weighted average exercise price of $1,753.51 per share; and 28,138 shares of our common stock issuable upon exercise of outstanding options granted under our 2018 equity incentive plan at a weighted average exercise price of $153.70 per share;

●	19,915 shares of our common stock available for issuance or future grant pursuant to our 2018 equity incentive plan;

●	3,600 shares of our common stock issuable upon exercise of outstanding options granted to our consultant, Azenova, LLC at a weighted average exercise price of $46.00 per share;

●	112,819 shares of our common stock issuable upon exercise of outstanding A and B warrants issued to an accredited investor at a weighted average exercise price of $36.30 per share;

●	93,061 shares of our common stock issuable upon exercise of outstanding C and D warrants issued to the accredited investor in an offering at a weighted average exercise price of $28.00 per share;

●	4,000,000 shares of our common stock issuable upon exercise of outstanding E & F warrants issued to the accredited investor in an offering at a weighted average exercise price of $6.35 per share; and

●	100,000 shares of our common stock issuable upon exercise of outstanding participating warrants issued to Maxim as placement agent warrants in a prior offering at a weighted exercise price of $4.40 per share.

In addition, the 2,000,000 Class E Warrants and the 2,000,000 Class F Warrants are now 5,278,625 Class E Warrants and 5,263,625 Class F Warrants. The foregoing adjustments were made after the dividend distribution and the exercise of 282,500 Class E Warrants and 297,500 Class F Warrants and are not reflected in the above dilution information.

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Subscription Rights to Purchase Up to 12,000 Units

Consisting of an Aggregate of Up to 12,000 Shares of Series G Convertible Preferred Stock

and Warrants to Purchase Up to an aggregate of 24,000,000 Shares of Common Stock at a Subscription Price of $1,000 Per Unit and

Up to 12,000,000 Shares of Common Stock Issuable upon the Conversion of

Series G Convertible Preferred Stock Included in the Units and

Up to 24,000,000 Shares of Common Stock Issuable upon the Exercise of

Warrants Included in the Units

PROSPECTUS SUPPLEMENT NO. 1

Dealer-Manager

Maxim Group LLC

February 27, 2026